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                             October 19, 2020

       Koichi Ishizuka
       Chief Executive Officer
       OFF Line International, Inc.
       4-30-4F, Yotsuya
       Shinjuku-ku, Tokyo, 160-0004, Japan

                                                        Re: OFF Line
International, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 9,
2020
                                                            File No. 333-242143

       Dear Mr. Ishizuka:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Management's Discussion and Analysis
       Liquidity and Capital Resources, page 8

   1. We note your response to prior comment 5. Your revised disclosures continue to indicate that your cash balance
is not sufficient to fund our operations "for any substantive period of time." As previously
requested, please revise to disclose the minimum period of time that you will be able
to conduct your planned operations using currently available resources. Refer to FRC
501.03(a) and Section IV of SEC Release No. 33-8350.
 Koichi Ishizuka
FirstName  LastNameKoichi
OFF Line International, Inc. Ishizuka
Comapany
October 19,NameOFF
            2020     Line International, Inc.
October
Page 2 19, 2020 Page 2
FirstName LastName
Exhibits

2. Please have counsel revise its legality opinion filed as Exhibit 5.1 to refer to the company rather than World Scan Project, Inc.
        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Melissa Kindelan,
Senior Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202)
551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Matthew McMurdo, Esq.